Secured Digital Applications, Inc.
            11, Jalan 51A/223, 46100 Petaling Jaya, Selangor Malaysia
                    Phone: (603) 79554582 Fax (603) 79578310
                            URL: www.digitalapps.net



May 8, 2006

Mr. Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Re:      Secured Digital Applications, Inc.
         Item 4.01 Form 8-K
         Filed May2, 2006
         File No. 000-25658

Dear Mr. Littlepage:

     We acknowledge receipt of your comment letter of May 3, 2006 concerning the above-referenced filing in which the engagement of Rotenberg Meril Solomon Bertiger & Guttilla, P.C. ("RMSBG") as the Company's independent public accounting firm was reported.

     We concluded with RMSBG that the firm met the independence standards of Rule 2-01 Regulation S-X based upon the specific nature of the prior engagement, now concluded, and the absence of non-audit services in the engagement reported in our May 3 Form 8-K.

Scope of Non-Audit Services

     RMSBG assisted management with the discrete task of interpreting and applying SFAS 133 and EITF 00-19 to securities issued in connection with a financing completed in May 2004. RMSBG and the Company executed an engagement letter on January 12, 2006 to assist the Company in revising applicable financial statements in response to the comment letters received from the Commission in 2005 concerning the 2004 audited financial statements and the quarterly financial statements for 2005. On March 10, 2006, the engagement was expanded to include similar guidance with the preparation of the 2005 financial statements.

     The financing that triggered the comment letters from the Commission and management's determination to revise its financial statements in order to apply SFAS 133 and EITF 00-19 consisted of a $500,000 convertible note, $6.5 million stated value convertible preferred stock and warrants issued in conjunction with the note and preferred stock. The note was paid off and the preferred stock redeemed in August 2005. The warrants are still outstanding, but have been expensed as costs of issuance of the related securities and do not present an ongoing accounting issue.

     In applying SFAS 133 and EITF 00-19 to these securities, the embedded derivatives in the convertible note and convertible preferred stock were bifurcated from the host securities and valued separately. In conjunction with the engagement, RMSBG assisted management in the presentation of the embedded derivatives in the financial statements and preparation of the associated notes incorporated in the financial statements. The amended financial statements were completed in early April. We filed a Form 10-KSB/A for the year ended December 31, 2004 on April 10, 2006. The amended quarterly reports for 2005 were also completed in early April. We are awaiting the completion of the review of the quarterly reports by our prior independent public accounting firm. The 2005 financial statements were completed and an unqualified opinion was issued by GHP Horwath, PC, as of April 7, 2006. RMSBG completed its responsibilities under the engagement letters referenced above on April 17, 2006.

United States Securities and Exchange Commission
May 8, 2006
Page 2


     RMSBG did not perform any non-audit services for the Company other than those described above. We note that the specific accounting issue on which we were assisted by RMSBG was an investment that was terminated in the third quarter of 2005.

Audit Engagement
----------------

     On May 1, 2006, RMSBG and the Company executed an engagement letter pursuant to which RMSBG is to audit the financial statements of the Company for the year ended December 31, 2006. In addition, RMSBG is to review the Company's quarterly financial statements.

Analysis of Independence Issues
-------------------------------

     Neither the Company nor RMSBG believe that the prior consulting work raises a question of RMSBG's independence. As discussed in more detail below, RMSBG will not simultaneously perform audit and non-audit work, will perform its work as auditor with regard to the 2006 financial statements only and most significantly will not be called on to apply audit procedures for any of the work it conducted for the company.

     Regulatory Background
     ---------------------

     In evaluating whether RMSBG is independent of the Company, we considered Rule 2-01 of Regulation S-X as well as Section 201 of the Sarbanes-Oxley Act of 2002, which Rule 2-01 implements, and significant statements of Congressional intent relevant to Section 201. The starting point of the analysis is the definition of the term "audit and professional engagement period" as it expressly qualifies the non-audit activities that are inconsistent with auditor independence.

     Section 201 of Sarbanes-Oxley provides that it is unlawful for a registered public accounting firm that performs for an issuer any audit required by federal securities law "to provide to that issuer, contemporaneously with the audit, any non-audit service." 17 U.S.C. ss. 78j-1(g). The statute specifies eight activities and grants to the Commission discretion to prohibit other activities by regulation. Section 201 is incorporated in Rule 2-01 of Regulation S-X.

     The items listed in Rule 2-01 are taken directly from Section 201. "The list is based on simple principles. An accounting firm, in order to be independent of its audit client, should not audit its own work, which would be involved in providing bookkeeping services, financial information systems design, appraisal or valuation services, actuarial services, and internal audit outsourcing services to an audit client." Report of the Senate Comm. on Banking, Housing, and Urban Affairs to Accompany S. 2673, Public Company Accounting Reform and Investor Protection Act of 2002, S. Report 107-205, 107th Cong., 2d Sess. (July 3, 2002), at 18. See also Remarks of Sen. Sarbanes, 148 Cong. Rec. S7351 and S7364 (July 25, 2002) ("A public company auditor, in order to be independent, should not audit its own work.")

     In adopting the rules to implement the Section 201 prohibitions, the Commission intended to curb the practice of audit firms simultaneously being compensated for non-audit work that would affect their independence as auditors. "Accordingly, we are amending the auditor independence rules to address the practice of accountants being compensated by their firms for selling non-audit products and services to their audit clients. The new rule would provide that an accountant is not independent if, at any point during the audit and professional engagement period, any audit partner, other than specialty partners, earns or receives compensation based on selling engagements to that audit client, to provide any services, other than audit, review, or attest services. SEC Release No. 33-8183, Strengthening the Commission's Requirements Regarding Auditor Independence. See also SEC Release No. 33-8154 ("Both the Senate Report and Senator Sarbanes' statements on the Senate floor describe each service as fulfilling one of the enumerated "simple principles." In the Senate Report, these principles are that an accounting firm should not (1) audit its own work,
(2) function as a part of management  or as an employee of the audit client,  or
(3) act as an advocate of the audit client.")


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United States Securities and Exchange Commission
May 8, 2006
Page 3


     An examination of the legislative history of Sarbanes Oxley and rulemaking process surrounding the adoption of Rule 2-01 makes clear that the intent of Congress and the Commission was, first, to ensure that auditors were not placed in the position of having to audit their own work and, second, that auditor independence was not threatened by the fees generated from non-audit activities. It is with these principal objectives that one must consider how 2-01 applies to engagement of RMSBG subsequent to the completion of a non-audit service to the Company.

     Application of Rule 2-01
     ------------------------

     Rule 2-01(f) as ultimately adopted by the Commission defines the audit and professional engagement period as both (i) The period covered by any financial statements being audited or reviewed (the "audit period"); and (ii) The period of the engagement to audit or review the audit client's financial statements or to prepare a report filed with the Commission (the "professional engagement period"). The period of "professional engagement ... begins when the accountant either signs an initial engagement letter (or other agreement to review or audit a client's financial statements) or begins audit, review, or attest procedures, whichever is earlier; and (B) ... ends when the audit client or the accountant notifies the Commission that the client is no longer that accountant's audit client.

     The non-audit services performed by RMSBG were not performed "during the audit and professional engagement period." All of the non-audit services performed by RMSBG related to the prior two year's financial statements, i.e., an audit period that covered 2004 and 2005. Second, RMSBG completed its non-audit assignment before it was retained as the Company's auditor and thus the professional engagement period follows the short period in which non-audit services were performed. This application of the definition is consistent with the clear intent of Congress in enacting Section 201 and the Commission in formulating Rule 2-01 in that it does not permit the simultaneous provision of audit and prohibited non-audit services.

     It is also instructive to examine the specific prohibited non-audit services in Rule 2-01. RMSBG assisted management in the presentation of a specific issue, i.e., the treatment applied to imbedded derivatives. As such it assisted with the preparation of financial statements filed with the Commission, an activity that might fall within the scope of Rule 2-01(c)(4)(i)(B). However, bookkeeping or other services of this type are not prohibited if "it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements..."

     The non-audit work performed by RMSBG concerned a historical investment. The assistance provided by RMSBG was incorporated into financial statements that were audited and given an unqualified opinion by another registered public accounting firm. There is no present issue concerning embedded derivatives. It is reasonable to conclude that the non-audit work that RMSBG performed will not be subject to audit procedures. RMSBG was not retained to perform any audit work concerning financial statements covering the fiscal years 2004 and 2005; it has no authority to revisit those issues. Such an action would require the approval of the audit committee and is neither likely nor feasible.

     The remaining provisions of 2-01(c)(4) are inapplicable to RMSBG. The firm did not perform any services other than those related to the specific issues associated with the embedded derivatives.

Conclusion
----------

     We have discussed the potential issues raised by RMSBG's engagement in connection with the restatements with RMSBG and are confident that RMSBG will not, at any time, audit any of the work that it performed for the Company. We recognize that if such an event should occur it would compromise the independence of the firm and require the Company to replace the firm.

     The retention of RMSBG as the firm's certifying accountant does not fall within the scope of the prohibitions contained within Rule 2-01, nor does it in any respect run afoul of the evils sought to be avoided by the auditor
independence  rules  that  were  enacted  under  Sarbanes-Oxley.   There  is  no
simultaneous performance of audit and non-audit work, no prospect that RMSBG would be required to audit its own work. A reasonable investor with knowledge of all facts and circumstances would not conclude in this instance that the accountant is not capable of exercising objective and impartial judgment on all issues encompassed within the accountant's engagement.

United States Securities and Exchange Commission
May 8, 2006
Page 4



     We acknowledge that:

     o The company is responsible for the adequacy and accuracy of the disclosure in this filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing:

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                 Yours sincerely

                                 /s/ Patrick S.H. Lim
                                 --------------------
                                 Patrick S.H. Lim
                                 Chairman & CEO